United States securities and exchange commission logo





                              March 1, 2023

       Alan Snyder
       Chairman and Chief Executive Officer
       aShareX Fine Art, LLC
       10990 Wilshire Blvd., Suite 1150
       Los Angeles, California 90024

                                                        Re: aShareX Fine Art,
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted February
10, 2023
                                                            CIK No. 0001964674

       Dear Alan Snyder:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       The Offering, page 12

   1. We note your disclosure that the company anticipates that the auction for each series will be held within 60 days
of the offering for the series being qualified. We note that this appears to be a delayed
offering not permitted by Rule 251(d)(3)(i) of Regulation A.
                                                        Please revise to remove
the auction pricing feature or, alternatively, please advise why this offering structure
complies with Rule 251(d)(3)(i)(F) of Regulation A, which requires that the company commence
the offering within two days of qualification.
       Use of Proceeds, page 36

   2. For each series offering, please revise to disclose the approximate amount intended to be
 Alan Snyder
aShareX Fine Art, LLC
March 1, 2023
Page 2
      used for each principal purpose, i.e. the purchase of the Artwork, taxes, sourcing fee, etc.
      Refer to Item 6 of Part II of Form 1-A. Please consider adding a chart or some other presentation so that investors can clearly understand the use of proceeds for each series offering.
General

3. We note that the offering circular references a minimum and maximum amount of shares.
      Please revise to disclose a fixed volume of securities to be offered. Refer to Rule
      253(b)(4) of Regulation A and Item 1(d) of Part II of Form 1-A.
4. We note you intend to provide an estimated price range for the Class A Shares of each series in their respective preliminary offering circular and amend the offering circular if the successful bid price is outside of 20% of the maximum aggregate offering price.
      Please advise how you will determine the bona fide estimated price range, including a discussion of how such a range is a bona fide estimate under Rule 253(b)(2) of Regulation
      A.
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                             Sincerely,
FirstName LastNameAlan Snyder
                                                             Division of
Corporation Finance
Comapany NameaShareX Fine Art, LLC
                                                             Office of Trade &
Services
March 1, 2023 Page 2
cc:       Alison Pear
FirstName LastName